

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

Via E-Mail
Jeffrey D. Aberdeen
Controller
Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64106

> **Re: Commerce Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 21, 2013**
> **File No. 333-189535**

Dear Mr. Aberdeen:

We have limited our review of your registration statement to the issue we have addressed in our comment below. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

The Merger, page 14

Background of Negotiations, page 15

1. We note the references to D.A. Davidson's presentations to the Boards of Directors of Summit and Summit Bank. Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in the registration statement are required to be disclosed in the registration statement and filed as exhibits. To the extent not already provided, please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A. Please note that oral reports, if material, should be summarized and disclosed in the registration statement or filed as exhibits. Further, please provide us a copy of any board books or similar materials for our review. Please refer to Items 4(b) and 21(c) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ramin Olson at (202) 551-3331, Laura Crotty at (202) 551-3563, or me at (202) 551-3675 with any questions you may have.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director